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                             March 31, 2022

       Jianhui Ye
       Chief Executive Officer
       EZGO Technologies Ltd.
       Building #A, Floor 2
       Changzhou Institute of Dalian University of Technology
       Wujin District, Changzhou City
       Jiangsu, China 213164

                                                        Re: EZGO Technologies
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed March 4, 2022
                                                            File No. 333-263315

       Dear Mr. Ye:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed March 4, 2022

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
British Virgin Islands Islands holding company with operations conducted by your
subsidiaries and through contractual arrangements with a variable interest entity (VIE)
based in China and that this structure involves unique risks to investors. If true,
disclose that the contractual arrangements with your VIE have not been tested in court. Also,
please revise the disclosure in the seventh paragraph of the cover page to explain whether
the VIE structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign
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FirstName  LastNameJianhui Ye
EZGO Technologies   Ltd.
Comapany
March      NameEZGO Technologies Ltd.
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         investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also, revise the disclosure in the seventh paragraph to acknowledge that Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
         Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. We note your disclosure in the seventh paragraph on the cover page that you "control and
         receive the economic benefits of the VIE   s business operations
through certain contractual
         arrangements." Please remove the language that you "control" the VIE's business.
3. Please revise the disclosure in the eighth paragraph on the cover page to make clear whether the legal and operational risks associated with being based in or having the
         majority of the company   s operations in China could result in a
material change in your
         operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Also, revise the reference in the fifth sentence to "list on a U.S. exchange" to instead refer to list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
5. It appears from the disclosure in the last paragraph on page 28 and from the disclosure in the first paragraph on page 30 of your Annual Report on Form 20-F for the fiscal year ended September 30, 2021 that there is more than one VIE. Please advise or revise.
6. Provide a description of how cash is transferred through your organization. In addition, expand disclosure in the last two sentences in the tenth paragraph on the cover page to disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Also, state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIE, or to investors, and quantify the amounts where applicable. In this regard, we note the disclosure that "To date, there have not been any such dividends or other distributions from our PRC subsidiaries to our subsidiaries located outside of China
.... as of the date of
         this prospectus, none of our PRC subsidiaries have ever issued any dividends or
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FirstName  LastNameJianhui Ye
EZGO Technologies   Ltd.
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         distributions to EZGO or its shareholders outside of China ... as of the date of this prospectus, neither EZGO nor any of its subsidiaries have ever paid dividends or made distributions to U.S. investors." Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
7. Please state where you maintain bank accounts and balances. Please clarify the amount of your cash that is in RMB and Hong Kong dollars. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred. Your disclosure should address the possibility that the PRC could prevent the cash maintained in the PRC or Hong Kong from leaving, or that the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to risk factors and to the summary of risk factors.
Prospectus Summary, page 1

8. Please revise the diagram of the corporate structure on page 2 to use a dashed line without an arrow to depict the relationship with a VIE. Also, revise the disclosure on page 3 to explain how and why the contractual arrangements may be less effective than direct ownership.
9.       We note the disclosure on page 5 about the opinion of DeHeng Law
Offices and
         the references on page 40 to you have been advised by DeHeng Law Offices. Please file the opinion and counsel's consent as exhibits to the registration statement.
10. Please include in the prospectus summary a new subsection that summarizes your risk factors. In the summary of risk factors, please disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
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FirstName  LastNameJianhui Ye
EZGO Technologies   Ltd.
Comapany
March      NameEZGO Technologies Ltd.
       31, 2022
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11. We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
12. We note your disclosure in the "Transfer of Cash through our Organization" on page 8.
         Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIE, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
13. We note your disclosure on page 12 that "no relevant laws or regulations in the PRC explicitly require us to seek approval ... authorities." Please revise your prospectus summary in accordance with comment number 8 of the Staff's "Sample Letter to China
         Based Companies" published on December 20, 2021. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from
         Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to
         approve the VIE   s operations, and state affirmatively whether you
have received all
         requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your
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FirstName  LastNameJianhui Ye
EZGO Technologies   Ltd.
Comapany
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         subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
14. We note the disclosure on page 12 that "we are relying on an opinion of our PRC counsel." Please revise the disclosure to identify counsel and file an exhibit.
15. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
16. We note the the references to "cause our Ordinary Shares to significantly decline" and
         "continue to offer our Ordinary Shares" on page 12. Please revise your disclosure and make conforming changes throughout the prospectus to clarify that the references apply to the value of the securities you are registering for sale, as we note that you are registering not only ordinary shares but also preferred shares, debt securities, warrants, rights and units. Please make conforming changes in each appropriate instance throughout the prospectus.
Risk Factors, page 14

17. Notwithstanding your reference on the cover page to a description of your corporate structure and VIE contractual arrangements in Item 3.D of your Form 20-F for the fiscal year ended September 30, 2021, please revise your risk factor disclosure in the prospectus to address our comments. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the
         VIE that conducts all or substantially all of your operations.
18. Notwithstanding the risk factors in your Form 20-F for the fiscal year ended September
         30, 2021, please revise your risk factor disclosure in the prospectus to address our
         comments. Given the Chinese government   s significant oversight and
discretion over the
         conduct of your business, please revise your prospectus to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue
 Jianhui Ye
EZGO Technologies Ltd.
March 31, 2022
Page 6
      to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
19. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.
The PRC government exerts substantial influence over the manner in which we conduct our business, page 16

20. We note the disclosure in the first and last paragraphs of this risk factor that "We are currently not required to obtain approval from Chinese authorities for listing on U.S.
      exchanges, nor the execution of the VIE Agreements" and "we are currently not required to obtain permission from any of the PRC central or local government," respectively.
      Please explain how you determined whether any permissions or approvals were not required. If you relied on counsel, identify counsel and file an exhibit. Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act, page 27

21. Please revise the disclosure in the first paragraph on page 28 to clarify that the United
      States Senate has passed the Accelerating Holding Foreign Companies Accountable Act,
      which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Please revise the disclosure in the second paragraph on page 28 to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
      You may contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Legal
Branch Chief, at 202-551-3454 with any questions.



                                                              Sincerely,
FirstName LastNameJianhui Ye
                                                              Division of
Corporation Finance
Comapany NameEZGO Technologies Ltd.
                                                              Office of
Manufacturing
March 31, 2022 Page 6
cc:       Richard I. Anslow, Esq.
FirstName LastName